FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 3, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Interim results
for the half year ended
30 June 2012

Contents (continued)

Forward-looking statements

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group's restructuring plans, divestments, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk weighted assets (RWAs), return on equity (ROE), profitability, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile; discretionary coupon and dividend payments; certain ring-fencing proposals; sustainability targets; the Group's future financial performance; the level and extent of future impairments and write-downs, including sovereign debt impairments; the protection provided by the Asset Protection Scheme (APS); and the Group's potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: global economic and financial market conditions and other geopolitical risks, and their impact on the financial industry in general and on the Group in particular; the ability to implement strategic plans on a timely basis, or at all, including the disposal of certain Non-Core assets and of certain assets and businesses required as part of the State Aid restructuring plan; organisational restructuring, including any adverse consequences of a failure to transfer, or a further delay in transferring, certain business assets and liabilities from RBS N.V. to RBS; the ability to access sufficient sources of liquidity and funding when required; deteriorations in borrower and counterparty credit quality; litigation, government and regulatory investigations including investigations relating to the setting of LIBOR and other interest rates; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the United States; the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; the ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group's operations) in the United Kingdom, the United States and other countries in which the Group operates or a change in United Kingdom Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; the implementation of recommendations made by the Independent Commission on Banking (ICB) and their potential implications; impairments of goodwill; pension fund shortfalls; general operational risks; HM Treasury exercising influence over the operations of the Group; insurance claims; reputational risk; the ability to access the contingent capital arrangements with HM Treasury; the participation of the Group in the APS and the effect of the APS on the Group's financial and capital position; the conversion of the B Shares in accordance with their terms; limitations on, or additional requirements imposed on, the Group's activities as a result of HM Treasury's investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

The financial information on pages 6 to 67, prepared using the Group's accounting policies, shows the underlying performance of the Group on a managed basis which excludes certain one-off and other items. Information is provided in this form to give a better understanding of the results of the Group's operations. Group operating profit on this basis excludes:

•	own credit adjustments;

•	Asset Protection Scheme;

•	Payment Protection Insurance (PPI) costs;

•	sovereign debt impairment;

•	interest rate hedge adjustments on impaired available-for-sale sovereign debt;

•	amortisation of purchased intangible assets;

•	integration and restructuring costs;

•	gain on redemption of own debt;

•	strategic disposals;

•	bonus tax; and

•	RFS Holdings minority interest (RFS MI).

Statutory results
The condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated balance sheet, condensed consolidated statement of changes in equity, condensed consolidated cash flow statement and related notes presented on pages 68 to 128 inclusive are on a statutory basis. Reconciliations between the managed basis and statutory basis are included in Appendix 1.

Disposal groups
In accordance with IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations', in Q4 2011 the Group transferred the assets and liabilities relating to the planned disposal of its RBS England and Wales, and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK ('UK branch-based businesses'), to assets and liabilities of disposal groups.

Presentation of information (continued)

Restatements

Organisational change
In January 2012, the Group announced changes to its wholesale banking operations in light of a changed market and regulatory environment. The changes have seen the reorganisation of the Group's wholesale businesses into 'Markets' and 'International Banking' and the proposed exit and/or downsizing of selected activities. The changes will ensure the wholesale businesses continue to deliver against the Group's strategy.

The changes include an exit from cash equities, corporate broking, equity capital markets and mergers and acquisitions advisory businesses. Significant reductions in balance sheet, funding requirements and cost base in the remaining wholesale businesses will be implemented.

Revised allocation of Group Treasury costs
In the first quarter of 2012, the Group revised its allocation of funding and liquidity costs and capital for the new divisional structure as well as for a new methodology. The new methodology is designed to ensure that the allocated funding and liquidity costs more fully reflect each division's funding requirement.

Revised divisional return on equity ratios
For the purposes of divisional return on equity ratios, notional equity has been calculated as a percentage of the monthly average of divisional risk-weighted assets (RWAs), adjusted for capital deductions. Historically, notional equity was allocated at 9% of RWAs for the Retail & Commercial divisions and 10% of RWAs for Global Banking & Markets. This was revised in Q1 2012 and 10% of RWAs is now applied to both the Retail & Commercial and Markets divisions.

Fair value of own debt and derivative liabilities
The Group had previously excluded changes in the fair value of own debt (FVOD) in presenting the underlying performance of the Group on a managed basis given it is a volatile non-cash item. To better align our managed view of performance, movements in the fair value of own derivative liabilities (FVDL), previously incorporated within Markets operating performance, are now combined with movements in FVOD in a single measure, 'Own Credit Adjustments' (OCA). This took effect in Q1 2012 and Group and Markets operating results have been adjusted to reflect this change which does not affect profit/(loss) before and after tax.

Comparatives for all of the items discussed above were restated in Q1 2012. For further information on the restatements refer to the announcement dated 1 May 2012, available on www.rbs.com/ir.

Share consolidation
Following approval at the Group's Annual General Meeting on 30 May 2012, the sub-division and consolidation of the Group's ordinary shares on a one-for-ten basis took effect on 6 June 2012. Consequently, disclosures relating to or affected by numbers of ordinary shares or share price have been restated.

Results summary

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Core
Total income (1)	13,299	14,494	6,437	6,862	6,816
Operating expenses (2)	(7,336)	(7,355)	(3,615)	(3,721)	(3,557)
Insurance net claims	(1,225)	(1,487)	(576)	(649)	(703)
Operating profit before impairment losses (3)	4,738	5,652	2,246	2,492	2,556
Impairment losses (4)	(1,553)	(1,725)	(728)	(825)	(853)
Operating profit (3)	3,185	3,927	1,518	1,667	1,703

Non-Core
Total income (1)	270	1,401	1	269	966
Operating expenses (2)	(525)	(658)	(262)	(263)	(335)
Insurance net claims	-	(218)	-	-	(90)
Operating (loss)/profit before impairment losses (3)	(255)	525	(261)	6	541
Impairment losses (4)	(1,096)	(2,486)	(607)	(489)	(1,411)
Operating loss (3)	(1,351)	(1,961)	(868)	(483)	(870)

Total
Total income (1)	13,569	15,895	6,438	7,131	7,782
Operating expenses (2)	(7,861)	(8,013)	(3,877)	(3,984)	(3,892)
Insurance net claims	(1,225)	(1,705)	(576)	(649)	(793)
Operating profit before impairment losses (3)	4,483	6,177	1,985	2,498	3,097
Impairment losses (4)	(2,649)	(4,211)	(1,335)	(1,314)	(2,264)
Operating profit (3)	1,834	1,966	650	1,184	833
Own credit adjustments	(2,974)	(236)	(518)	(2,456)	324
Asset Protection Scheme	(45)	(637)	(2)	(43)	(168)
Payment Protection Insurance costs	(260)	(850)	(135)	(125)	(850)
Sovereign debt impairment	-	(733)	-	-	(733)
Other items	(60)	(304)	(96)	36	(84)
Loss before tax	(1,505)	(794)	(101)	(1,404)	(678)

For definitions of the notes refer to page 8.

Results summary (continued)

	Half year ended		Quarter ended
Key metrics	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011

Performance ratios
Core
- Net interest margin	2.16%	2.24%	2.20%	2.12%	2.19%
- Cost:income ratio (5)	61%	57%	62%	60%	58%
- Return on equity	10.2%	13.9%	9.3%	11.0%	11.9%
- Adjusted earnings per ordinary and B share from continuing operations (6)	10.4p	14.0p	4.4p	6.0p	6.9p
- Adjusted earnings per ordinary and B share from continuing operations assuming a normalised tax rate of 24.5% (2011 - 26.5%) (6)	21.3p	26.8p	9.7p	11.6p	11.6p
Non-Core
- Net interest margin	0.28%	0.77%	0.24%	0.31%	0.83%
- Cost:income ratio (5)	194%	56%	nm	98%	38%
Group
- Net interest margin	1.92%	2.00%	1.95%	1.89%	1.97%
- Cost:income ratio (5)	64%	56%	66%	61%	56%
Continuing operations
- Basic loss per ordinary and B share (6,7)	(18.2p)	(13.2p)	(4.2p)	(14.0p)	(8.3p)

For definitions of the notes refer to page 8.

Results summary (continued)

	30 June 2012	31 March 2012	Change	31 December 2011	Change

Capital and balance sheet
Funded balance sheet (8)	£929bn	£950bn	(2%)	£977bn	(5%)
Total assets	£1,415bn	£1,403bn	1%	£1,507bn	(6%)
Loan:deposit ratio - Core (9)	92%	93%	(100bp)	94%	(200bp)
Loan:deposit ratio - Group (9)	104%	106%	(200bp)	108%	(400bp)
Risk-weighted assets - gross	£488bn	£496bn	(2%)	£508bn	(4%)
Benefit of Asset Protection Scheme (APS)	(£53bn)	(£62bn)	(15%)	(£69bn)	(23%)
Risk-weighted assets - net of APS	£435bn	£434bn	-	£439bn	(1%)
Total equity	£75bn	£75bn	-	£76bn	(1%)
Core Tier 1 ratio*	11.1%	10.8%	30bp	10.6%	50bp
Tier 1 ratio	13.4%	13.2%	20bp	13.0%	40bp
Risk elements in lending (REIL)	£40bn	£40bn	-	£41bn	(2%)
REIL as a % of gross loans and advances (10)	8.6%	8.6%	-	8.6%	-
Tier 1 leverage ratio (11)	15.6x	16.3x	(70bp)	16.9x	(130bp)
Tangible equity leverage ratio (12)	6.0%	5.8%	20bp	5.7%	30bp
Tangible equity per ordinary and B share (6,13)	489p	488p	-	501p	(2%)

* The benefit of APS in the Core Tier 1 ratio is 77 basis points at 30 June 2012 (31 March 2012 - 85 basis points; 31 December 2011 - 90 basis points).

Notes:

(1)	Excluding own credit adjustments, Asset Protection Scheme, gain on redemption of own debt, strategic disposals and RFS Holdings minority interest.
(2)	Excluding Payment Protection Insurance costs, amortisation of purchased intangible assets, integration and restructuring costs, bonus tax and RFS Holdings minority interest.
(3)
Operating profit before tax, own credit adjustments, Asset Protection Scheme, Payment Protection Insurance costs, sovereign debt impairment and related interest rate hedge adjustments, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax and RFS Holdings minority interest.

(4)	Excluding sovereign debt impairment and related interest rate hedge adjustments on impaired available-for-sale sovereign debt.
(5)	Cost:income ratio is based on total income and operating expenses as defined in (1) and (2) above and after netting insurance claims against income.
(6)	Prior period data have been adjusted for the sub-division and one-for-ten consolidation of ordinary shares, which took effect in June 2012. Refer to page 86.
(7)
Loss from continuing operations attributable to ordinary and B shareholders divided by the weighted average number of ordinary and effect of convertible B shares in issue. Prior period data have been adjusted for the sub-division and one for ten consolidation of ordinary shares, which took effect in June 2012. Refer to page 87.

(8)	Funded balance sheet represents total assets less derivatives.
(9)	Net of provisions, including disposal groups and excluding repurchase agreements.
(10)	Gross loans and advances to customers include disposal groups and exclude reverse repurchase agreements.
(11)	Tier 1 leverage ratio is total tangible assets (after netting derivatives) divided by Tier 1 capital.
(12)	Tangible equity leverage ratio is total tangible equity divided by total tangible assets (after netting derivatives).
(13)	Tangible equity per ordinary and B share is total tangible equity divided by the number of ordinary and effect of convertible B shares in issue.

Results summary - statutory

Highlights

•	Income of £11,263 million for H1 2012.

•	Operating loss before tax of £1,505 million for H1 2012.

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Summary income statement
Total income	11,263	15,296	6,087	5,176	8,238
Operating expenses	(8,894)	(9,332)	(4,277)	(4,617)	(5,017)
Operating profit/(loss) before impairment losses	1,144	4,259	1,234	(90)	2,428
Impairment losses	(2,649)	(5,053)	(1,335)	(1,314)	(3,106)
Operating loss before tax	(1,505)	(794)	(101)	(1,404)	(678)
Loss attributable to ordinary and B shareholders	(1,990)	(1,425)	(466)	(1,524)	(897)

A reconciliation between statutory and managed view income statements is shown in Appendix 1 to this announcement.

Summary consolidated income statement
for the period ended 30 June 2012

In the income statement set out below, own credit adjustments, Asset Protection Scheme, Payment Protection Insurance costs, sovereign debt impairment, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, interest rate hedge adjustments on impaired available-for-sale sovereign debt and RFS Holdings minority interest are shown separately. In the statutory condensed consolidated income statement on page 68, these items are included in income, operating expenses and impairments as appropriate.

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
Core	£m	£m	£m	£m	£m

Net interest income	5,868	6,115	2,925	2,943	3,012

Non-interest income (excluding insurance net premium income)	5,564	6,373	2,583	2,981	2,809
Insurance net premium income	1,867	2,006	929	938	995

Non-interest income	7,431	8,379	3,512	3,919	3,804

Total income (1)	13,299	14,494	6,437	6,862	6,816
Operating expenses (2)	(7,336)	(7,355)	(3,615)	(3,721)	(3,557)

Profit before insurance net claims and impairment losses	5,963	7,139	2,822	3,141	3,259
Insurance net claims	(1,225)	(1,487)	(576)	(649)	(703)

Operating profit before impairment losses (3)	4,738	5,652	2,246	2,492	2,556
Impairment losses (4)	(1,553)	(1,725)	(728)	(825)	(853)

Operating profit (3)	3,185	3,927	1,518	1,667	1,703

Non-Core

Net interest income	112	420	48	64	221

Non-interest income (excluding insurance net premium income)	158	748	(47)	205	650
Insurance net premium income	-	233	-	-	95

Non-interest income	158	981	(47)	205	745

Total income (1)	270	1,401	1	269	966
Operating expenses (2)	(525)	(658)	(262)	(263)	(335)

(Loss)/profit before insurance net claims and impairment losses	(255)	743	(261)	6	631
Insurance net claims	-	(218)	-	-	(90)

Operating (loss)/profit before impairment losses (3)	(255)	525	(261)	6	541
Impairment losses (4)	(1,096)	(2,486)	(607)	(489)	(1,411)

Operating loss (3)	(1,351)	(1,961)	(868)	(483)	(870)

For definitions of the notes refer to page 8.

Summary consolidated income statement
for the period ended 30 June 2012 (continued)

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
Total	£m	£m	£m	£m	£m

Net interest income	5,980	6,535	2,973	3,007	3,233

Non-interest income (excluding insurance net premium income)	5,722	7,121	2,536	3,186	3,459
Insurance net premium income	1,867	2,239	929	938	1,090

Non-interest income	7,589	9,360	3,465	4,124	4,549

Total income (1)	13,569	15,895	6,438	7,131	7,782
Operating expenses (2)	(7,861)	(8,013)	(3,877)	(3,984)	(3,892)

Profit before insurance net claims and impairment losses	5,708	7,882	2,561	3,147	3,890
Insurance net claims	(1,225)	(1,705)	(576)	(649)	(793)

Operating profit before impairment losses (3)	4,483	6,177	1,985	2,498	3,097
Impairment losses (4)	(2,649)	(4,211)	(1,335)	(1,314)	(2,264)

Operating profit (3)	1,834	1,966	650	1,184	833
Own credit adjustments	(2,974)	(236)	(518)	(2,456)	324
Asset Protection Scheme	(45)	(637)	(2)	(43)	(168)
Payment Protection Insurance costs	(260)	(850)	(135)	(125)	(850)
Sovereign debt impairment	-	(733)	-	-	(733)
Amortisation of purchased intangible assets	(99)	(100)	(51)	(48)	(56)
Integration and restructuring costs	(673)	(353)	(213)	(460)	(208)
Gain on redemption of own debt	577	255	-	577	255
Strategic disposals	152	27	160	(8)	50
Other items	(17)	(133)	8	(25)	(125)

Loss before tax	(1,505)	(794)	(101)	(1,404)	(678)
Tax charge	(429)	(645)	(290)	(139)	(222)

Loss from continuing operations	(1,934)	(1,439)	(391)	(1,543)	(900)
Profit/(loss) from discontinued operations, net of tax	1	31	(4)	5	21

Loss for the period	(1,933)	(1,408)	(395)	(1,538)	(879)
Non-controlling interests	19	(17)	5	14	(18)
Preference share and other dividends	(76)	-	(76)	-	-

Loss attributable to ordinary and B shareholders	(1,990)	(1,425)	(466)	(1,524)	(897)

For definitions of the notes refer to page 8.

Summary consolidated balance sheet
at 30 June 2012

	30 June 2012	31 March 2012	31 December 2011
	£m	£m	£m

Loans and advances to banks (1,2)	39,436	36,064	43,870
Loans and advances to customers (1,2)	434,965	440,406	454,112
Reverse repurchase agreements and stock borrowing	97,901	91,129	100,934
Debt securities and equity shares	200,717	213,534	224,263
Other assets (3)	155,738	168,534	154,070

Funded assets	928,757	949,667	977,249
Derivatives	486,432	453,354	529,618

Total assets	1,415,189	1,403,021	1,506,867

Bank deposits (2,4)	67,619	65,735	69,113
Customer deposits (2,4)	412,769	410,207	414,143
Repurchase agreements and stock lending	128,075	128,718	128,503
Debt securities in issue	119,855	142,943	162,621
Settlement balances and short positions	53,502	54,919	48,516
Subordinated liabilities	25,596	25,513	26,319
Other liabilities (3)	51,812	53,821	57,616

Liabilities excluding derivatives	859,228	881,856	906,831
Derivatives	480,745	446,534	523,983

Total liabilities	1,339,973	1,328,390	1,430,814
Owners' equity	74,016	73,416	74,819
Non-controlling interests	1,200	1,215	1,234

Total liabilities and equity	1,415,189	1,403,021	1,506,867

Memo: Tangible equity (5)	54,386	53,901	55,217

Notes:

(1)	Excluding reverse repurchase agreements and stock borrowing.
(2)	Excludes disposal groups (see page 96).
(3)	Includes disposal groups (see page 96).
(4)	Excluding repurchase agreements and stock lending.
(5)	Tangible equity is equity attributable to ordinary and B shareholders less intangible assets.

Analysis of results

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
Net interest income	£m	£m	£m	£m	£m

Net interest income (1)	5,987	6,534	2,979	3,008	3,245

Average interest-earning assets	627,182	660,125	612,995	641,369	661,672

Net interest margin
- Group	1.92%	2.00%	1.95%	1.89%	1.97%
- Retail & Commercial (2)	2.93%	3.02%	2.94%	2.91%	2.99%
- Non-Core	0.28%	0.77%	0.24%	0.31%	0.83%

Notes:

(1)	For further analysis and details of adjustments refer to pages 74 and 75.
(2)	Retail & Commercial (R&C) comprises the UK Retail, UK Corporate, Wealth, International Banking, Ulster Bank and US Retail & Commercial divisions.

Key points

H1 2012 compared with H1 2011

•	Group net interest income decreased by £547 million, 8%, driven by a 5% fall in Retail & Commercial and a 62% fall in Non-Core.

•
Retail & Commercial net interest income fell £286 million, reflecting the impact of lower long-term interest rate hedges and the impact of a competitive savings market on UK Retail. International Banking net interest income was also lower, as loans and advances to customers reduced by £15 billion. The decrease in Non-Core reflects continued run-down.

•	Group net interest margin (NIM) declined by 8 basis points, largely reflecting the cost of precautionary liquidity and funding strategies adopted in the latter part of 2011.

Q2 2012 compared with Q1 2012

•	Group NIM increased by 6 basis points, benefiting from lower liquidity and funding costs as average short-term wholesale funding fell and low-yielding portfolios were managed down across the Group.

•	Group net interest income fell by 1%, driven by a £24 million decrease in Retail & Commercial, largely reflecting the roll-off of low yielding portfolios in International Banking.

Q2 2012 compared with Q2 2011

•	Group NIM fell 2 basis points, reflecting increased funding and liquidity costs and pressure on liability margins.

Analysis of results (continued)

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
Non-interest income	£m	£m	£m	£m	£m

Net fees and commissions	2,333	2,759	1,136	1,197	1,377
Income from trading activities	2,195	2,789	931	1,264	1,219
Other operating income	1,194	1,573	469	725	863

Non-interest income (excluding insurance net premium income)	5,722	7,121	2,536	3,186	3,459
Insurance net premium income	1,867	2,239	929	938	1,090

Total non-interest income	7,589	9,360	3,465	4,124	4,549

Key points

H1 2012 compared with H1 2011

•
Non-interest income fell by £1,771 million, or 19%, driven by a decrease of £807 million in Non-Core, which reflects significant gains recorded in H1 2011, and lower Markets non-interest income, down £470 million (15%). The Markets' fall reflects sluggish market conditions relative to a year ago, as investor confidence has waned.

•
Retail & Commercial non-interest income of £2,924 million compares with £3,150 million in H1 2011. In UK Retail, lower card transaction volumes and changing customer behaviours drove a 20% decline. International Banking non-interest income fell as a result of lower revenue share from Markets as client activity levels were down.

•
Insurance net premium income decreased by 17% to £1,867 million driven by a decrease in volumes written by Direct Line Group during 2011, reflecting a planned decrease in the Motor book, the exit of certain business lines and the run-off of legacy policies.

Q2 2012 compared with Q1 2012

•	Group non-interest income declined by 16%, primarily reflecting lower Markets revenues following a seasonal uplift in the first quarter.

•	Non-Core recorded a £39 million loss on disposals in Q2 2012, compared with gains of £182 million in Q1 2012.

•	Retail & Commercial non-interest income increased by £80 million, or 6%, largely driven by a gain of £47 million on the sale of Visa B shares in US Retail & Commercial.

Q2 2012 compared with Q2 2011

•	Non-interest income decreased by £1,084 million, or 24%, principally driven by Non-Core as significant gains on restructured assets in Q2 2011 were not repeated.

Analysis of results (continued)

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
Operating expenses	£m	£m	£m	£m	£m

Staff expenses	4,257	4,419	2,036	2,221	2,099
Premises and equipment	1,073	1,119	523	550	563
Other	1,755	1,699	936	819	834

Administrative expenses	7,085	7,237	3,495	3,590	3,496
Depreciation and amortisation	776	776	382	394	396

Operating expenses	7,861	8,013	3,877	3,984	3,892

Insurance net claims	1,225	1,705	576	649	793

Staff costs as a % of total income	31%	28%	32%	31%	27%

Key points

H1 2012 compared with H1 2011

•	Group operating expenses decreased by 2%, largely driven by the on-going run-down of the Non-Core division and lower revenue-linked staff expenses in Markets.

•
Retail & Commercial expenses were broadly flat as benefits from the Group cost reduction programme were largely offset by a litigation settlement of £88 million ($138 million) in US Retail & Commercial in Q1.

•
Insurance net claims of £1,225 million were £480 million lower than H1 2011 as Direct Line Group loss ratios improved, reflecting reduced exposure, tight underwriting discipline and reserve releases from prior years. Legacy business run-off also contributed to the reduction.

Q2 2012 compared with Q1 2012

•
Group operating expenses fell by 3%, with staff expenses down £185 million, largely driven by a seasonal fall in Markets revenues. This was partially offset by a 14% increase in other expenses, which includes a £125 million provision for customer redress relating to the technology incident in June 2012.

•
Retail & Commercial expenses declined 5%, principally reflecting the litigation settlement of £88 million ($138 million) in Q1 in US Retail & Commercial, and reductions in International Banking as a result of a planned reduction in headcount following the Q1 2012 restructuring.

•	Insurance net claims decreased by £73 million largely reflecting prior year reserve releases.

Q2 2012 compared with Q2 2011

•
Group operating expenses were flat compared with Q2 2011, as Non-Core run-down and lower expenses in Markets, largely driven by headcount reductions, were offset by the £125 million provision relating to the Q2 2012 technology incident.

•	Retail & Commercial expenses decreased by 3% as a result of savings achieved as part of the Group cost reduction programme.

•	Insurance net claims fell by 27% reflecting legacy business run-off and reduced exposures, particularly in Motor. Tightened claims management also supported prior year reserve releases.

Analysis of results (continued)

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
Impairment losses	£m	£m	£m	£m	£m

Loan impairment losses	2,730	4,135	1,435	1,295	2,237
Securities impairment losses	(81)	76	(100)	19	27

Group impairment losses	2,649	4,211	1,335	1,314	2,264

Loan impairment losses
- individually assessed	1,690	3,119	945	745	1,834
- collectively assessed	1,129	1,311	534	595	591
- latent	(113)	(295)	(56)	(57)	(188)

Customer loans	2,706	4,135	1,423	1,283	2,237
Bank loans	24	-	12	12	-

Loan impairment losses	2,730	4,135	1,435	1,295	2,237

Core	1,515	1,662	719	796	810
Non-Core	1,215	2,473	716	499	1,427

Group	2,730	4,135	1,435	1,295	2,237

Customer loan impairment charge as a % of gross loans and advances (1)
Group	1.1%	1.6%	1.2%	1.1%	1.8%
Core	0.7%	0.8%	0.7%	0.8%	0.8%
Non-Core	3.6%	5.2%	4.2%	2.7%	6.0%

Note:

(1)	Customer loan impairment charge as a percentage of gross customer loans and advances excluding reverse repurchase agreements and including disposal groups.

Key points

H1 2012 compared with H1 2011

•	Group loan impairment losses fell 34% to £2,730 million, compared with £4,135 million in H1 2011, driven by a significant reduction in Non-Core and improvements in Retail & Commercial.

•	Non-Core loan impairment losses were 51% lower, reflecting the substantial provisioning of development land values in the Ulster Bank portfolio during H1 2011.

•
Retail & Commercial loan impairment losses decreased by £206 million, 12%, driven by an overall improvement in asset quality reflecting risk appetite tightening in UK Retail and an improved credit environment for US Retail & Commercial.

•	Total Ulster Bank (Core and Non-Core) loan impairments were £1,166 million, compared with £2,540 million in H1 2011, driven by the fall in Non-Core. Core Ulster Bank impairments decreased by 2%.

•	The Group customer loan impairment charge as a percentage of loans and advances fell to 1.1% compared with 1.6% for H1 2011. For Core, the comparable percentages were 0.7% and 0.8%.

Analysis of results (continued)

Q2 2012 compared with Q1 2012

•	Group loan impairment losses increased 11%, driven by Non-Core, where loan impairments rose by £217 million, largely reflecting one large provision in the Project Finance portfolio.

•
Retail & Commercial showed continuing improvement in credit trends, with loan impairment losses down 10%. This largely reflected a decrease in Ulster Bank, where significant provisions were recorded in Q1 2012 in respect of retail mortgages. UK Retail impairments also declined, with lower default volumes in both mortgages and unsecured lending reflecting risk appetite tightening.

•
Core and Non-Core Ulster Bank loan impairments totalled £512 million, a decrease of £142 million. Credit conditions remained difficult leading to a deterioration in asset quality. However, the level of deterioration of mortgages in default and the rate of decline in house prices slowed during the quarter.

Q2 2012 compared with Q2 2011

•	Group loan impairment losses decreased by 36%, driven by a decline in Non-Core impairments, due to the non repeat of the Q2 2011 development land provisions in Ulster Bank.

•	Retail & Commercial loan impairment losses were down £147 million, or 17%. Excluding Ulster Bank, R&C loan impairment losses declined by £201 million reflecting broad strengthening in credit metrics.

Analysis of results (continued)

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
One-off and other items	£m	£m	£m	£m	£m

Own credit adjustments*	(2,974)	(236)	(518)	(2,456)	324
Asset Protection Scheme	(45)	(637)	(2)	(43)	(168)
Payment Protection Insurance costs	(260)	(850)	(135)	(125)	(850)
Sovereign debt impairment (1)	-	(733)	-	-	(733)
Amortisation of purchased intangible assets	(99)	(100)	(51)	(48)	(56)
Integration and restructuring costs	(673)	(353)	(213)	(460)	(208)
Gain on redemption of own debt	577	255	-	577	255
Strategic disposals**	152	27	160	(8)	50
Other
- Bonus tax	-	(22)	-	-	(11)
- RFS Holdings minority interest	(17)	(2)	8	(25)	(5)
- Interest rate hedge adjustments on impaired available-for-sale sovereign debt	-	(109)	-	-	(109)

	(3,339)	(2,760)	(751)	(2,588)	(1,511)

* Own credit adjustments impact:
Income from trading activities	(1,280)	(170)	(271)	(1,009)	96
Other operating income	(1,694)	(66)	(247)	(1,447)	228

Own credit adjustments	(2,974)	(236)	(518)	(2,456)	324

**Strategic disposals
Gain/(loss) on sale and provision for loss on disposal of investments in:
- RBS Aviation Capital	197	-	197	-	-
- Global Merchant Services	-	47	-	-	-
- Other	(45)	(20)	(37)	(8)	50

	152	27	160	(8)	50

Note:

(1)
In the second quarter of 2011, the Group recorded an impairment loss of £733 million in respect of its AFS portfolio of Greek government debt as a result of Greece's continuing fiscal difficulties. In Q1 2012, as part of Private Sector Involvement in the Greek government bail-out, the vast majority of this portfolio was exchanged for Greek sovereign debt and European Financial Stability Facility notes; the Greek sovereign debt received in the exchange was sold.

Key points

H1 2012 compared with H1 2011

•
H1 2012 included a £2,974 million charge in relation to own credit adjustments, given the significant tightening in the Group's credit spreads. This compares with a smaller charge of £236 million in H1 2011.

•	Additional provisions totalling £260 million were taken in relation to Payment Protection Insurance in H1 2012, bringing the cumulative charge to £1.3 billion.

•
Integration and restructuring costs totalled £673 million, driven by the restructure of Markets and International Banking, Group property exits and expenditure incurred in preparation for the divestment of Direct Line Group and the sale of branches to Santander.

•	H1 2012 includes £577 million gain on the redemption of own debt completed during the first quarter.

•	A net gain on strategic disposals of £152 million in H1 2012 largely reflects the sale of RBS Aviation Capital in June 2012.

Analysis of results (continued)

Capital resources and ratios	30 June 2012	31 March 2012	31 December 2011

Core Tier 1 capital	£48bn	£47bn	£46bn
Tier 1 capital	£58bn	£57bn	£57bn
Total capital	£63bn	£61bn	£61bn
Risk-weighted assets
- gross	£488bn	£496bn	£508bn
- benefit of Asset Protection Scheme	(£53bn)	(£62bn)	(£69bn)
Risk-weighted assets	£435bn	£434bn	£439bn
Core Tier 1 ratio (1)	11.1%	10.8%	10.6%
Tier 1 ratio	13.4%	13.2%	13.0%
Total capital ratio	14.6%	14.0%	13.8%

Note:

(1)	The benefit of APS in the Core Tier 1 ratio was 77 basis points at 30 June 2012 (31 March 2012 - 85 basis points; 31 December 2011 - 90 basis points).

30 June 2012 compared with 31 March 2012

•
The Group's Core Tier 1 ratio improved to 11.1%. Core Tier 1 capital increased by £1.4 billion. This reflected the issue of new shares and the sale of surplus shares held by the Group's Employee Benefit Trust to fund deferred employee incentive awards, £0.5 billion, together with lower regulatory deductions, including APS, of £0.9 billion.

•	The impact of the Asset Protection Scheme (APS) on the Core Tier 1 ratio continued to decline, from 85 basis points at 31 March 2012 to 77 basis points at 30 June 2012.

•	Gross risk-weighted assets (RWAs) fell by £8 billion, reflecting a significant reduction in market risk coupled with Non-Core run-off and disposals.

30 June 2012 compared with 31 December 2011

•
The Core Tier 1 ratio increased by 50 basis points compared with 31 December 2011, driven by attributable profits (net of movements in fair value of own debt), issuance of new shares, lower regulatory capital deductions, and a 4% reduction in gross risk-weighted assets.

•	Gross risk-weighted assets fell by £20 billion, excluding the effect of the APS. Post APS, RWAs decreased by £4 billion.

Analysis of results (continued)

Balance sheet	30 June 2012	31 March 2012	31 December 2011

Funded balance sheet (1)	£929bn	£950bn	£977bn
Total assets	£1,415bn	£1,403bn	£1,507bn
Loans and advances to customers (2)	£455bn	£460bn	£474bn
Customer deposits (3)	£435bn	£432bn	£437bn
Loan:deposit ratio - Core (4)	92%	93%	94%
Loan:deposit ratio - Group (4)	104%	106%	108%
Short-term wholesale funding	£62bn	£80bn	£102bn
Wholesale funding	£213bn	£234bn	£258bn
Liquidity portfolio	£156bn	£153bn	£155bn

Notes:

(1)	Funded balance sheet represents total assets less derivatives.
(2)	Excluding reverse repurchase agreements and stock borrowing, and including disposal groups.
(3)	Excluding repurchase agreements and stock lending, and including disposal groups.
(4)
Net of provisions, including disposal groups and excluding repurchase agreements. Excluding disposal groups, the loan:deposit ratios of Core and Group at 30 June 2012 were 92% and 105% respectively (31 March 2012 - 93% and 107% respectively; 31 December 2011 - 94% and 110% respectively).

30 June 2012 compared with 31 March 2012

•	Group funded assets fell by £21 billion during Q2 2012 to £929 billion. Non-Core further reduced third party assets by £11 billion, including the disposal of RBS Aviation Capital.

•
The Group loan:deposit ratio improved to 104% compared with 106% at 31 March 2012, as customer deposits increased by £3 billion through successful deposit-gathering initiatives. A credit rating downgrade during Q2 2012 had negligible impact.

•	Short-term wholesale funding decreased by £18 billion in Q2 2012 to £62 billion, while a significant liquidity portfolio of £156 billion was maintained, a coverage ratio of 2.5 times.

30 June 2012 compared with 31 December 2011

•
Funded assets decreased by £48 billion to £929 billion, reflecting the Group's programme of deleveraging and reducing capital intensive assets. Non-Core funded assets fell by £22 billion primarily reflecting disposals and run-off, and Markets reduced its assets by £11 billion.

•	Loans and advances to customers were £19 billion lower, reflecting net customer repayments in International Banking, weak customer credit demand and Non-Core run-down and disposals.

•	The Group loan:deposit ratio improved to 104% compared with 108% at 31 December 2011. The Core loan:deposit ratio improved to 92%.

Further analysis of the Group's liquidity and funding position is included on pages 137 to 148.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 August 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary